Exhibit 99.1

News

FOR IMMEDIATE RELEASE

RADCOM Reports First Quarter 2023 Results

●	Revenue grew 13% year-over-year to $12 million

●	GAAP Net income of $0.6 million

●	Non-GAAP Net income of $1.8 million

TEL AVIV, Israel – May 10, 2023 − RADCOM Ltd. (Nasdaq: RDCM) announced financial results for the first quarter ended March 31, 2023.

“We continued our strong momentum from 2022 into the first quarter of 2023 with a revenue increase of 13% compared to the same quarter last year, a fifteenth consecutive quarter of year-over-year growth. Our solid performance and careful expense management improved all our profitability key performance indicators (KPIs). We also introduced some new product use cases, built using advanced artificial intelligence (AI) for 5G, commented RADCOM’s Chief Executive Officer Eyal Harari.

Mr. Harari continued, “We significantly improved our profitability this quarter, tripling our non-GAAP net income compared to the first quarter of 2022 and achieving a 15% non-GAAP net margin (5% on a GAAP basis). In addition, our GAAP profitability reached a four-year high, driven by solid team execution and increased revenues.

“As previously announced during the quarter, we signed an agreement with a new customer in North America, expanding our market share and leveraging our success with the recent customers we secured in 2022. We believe this encouraging momentum will continue as operators look to our advanced cloud technology and AI-powered analytics to reduce operational expenses and streamline operations through automation.

“We also completed the acquisition of the assets of Continual Ltd. We believe adding Continual’s advanced mobility experience analytics, and intellectual property, will enrich our 5G assurance solution and create new opportunities for RADCOM in top-tier customers like Vodafone.

Mr. Harari concluded, “Based on our current visibility, innovative assurance solutions, and overall market opportunity, we believe all the foundations are in place for a strong 2023. We are reiterating our full-year 2023 revenue guidance of $50 - $53 million.”

First quarter 2023 financial highlights:

●	Total revenues for the first quarter were $12.0 million, compared to $10.6 million in the first quarter of 2022.

●	GAAP net income for the first quarter was $0.6 million, or $0.04 per diluted share, compared to a GAAP net loss of $0.6 million, or $0.04 per diluted share for the first quarter of 2022.

●	Non-GAAP net income for the first quarter was $1.8 million, or $0.12 per diluted share, compared to a non-GAAP net income of $0.6 million or $0.04 per diluted share for the first quarter of 2022.

●	As of March 31, 2023, the Company had cash, cash equivalents, and short-term bank deposits of $77.9 million and no debt.

Earnings Conference Call

RADCOM’s management will hold an interactive conference call today at 8:00 am Eastern Time (3:00 pm Israel Time) to discuss the results and answer participants’ questions. To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): +1-866-652-8972

From other locations: +972-3-918-0644

For those unable to listen to the call, a replay of the conference call will be available a few hours later in the investor relations section on the Company’s website at https://radcom.com/investor-relations/.

##

For all investor inquiries, please contact:

Investor Relations:

Miri Segal

MS-IR LLC

917-607-8654

msegal@ms-ir.com

Company Contact:

Hadar Rahav

CFO

+972-77-7745062

hadar.rahav@radcom.com

About RADCOM

RADCOM (Nasdaq: RDCM) is the leading expert in 5G ready cloud-native, network intelligence solutions for telecom operators transitioning to 5G. RADCOM Network Intelligence consists of RADCOM Network Visibility, RADCOM Service Assurance, and RADCOM Network Insights. The RADCOM Network Intelligence suite offers intelligent, container-based, on-demand solutions to deliver network analysis from the RAN to the core for 5G assurance. Utilizing automated and dynamic solutions with smart minimal data collection and on-demand troubleshooting, and cutting-edge techniques based on machine learning, these solutions work in harmony to provide operators with an understanding of the entire customer experience and allow them to troubleshoot network performance from a high to granular level while reducing storage costs and cloud resource utilization. For more information on how to RADCOMize your network today, please visit www.radcom.com, the content of which does not form a part of this press release.

Non-GAAP Information

Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader’s overall understanding of the Company’s financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, the Company’s non-GAAP results provide information to both management and investors that is useful in assessing the Company’s core operating performance and in evaluating and comparing the Company’s results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods. The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “‘believe,”” may,” “might,” ” potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses its full-year 2023 revenue guidance, its momentum, the potential to leverage Continual’s technology and products to benefit RADCOM with Vodafone and other customers, and its opportunities, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statements of Operations
Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2023	2022
	(unaudited)	(unaudited)
Revenues	$12,023	$10,624
Cost of revenues	3,348	2,837
Gross profit	8,675	7,787
Research and development, gross	4,769	5,559
Less - royalty-bearing participation	262	218
Research and development, net	4,507	5,341
Sales and marketing	3,313	2,905
General and administrative	1,229	1,021
Total operating expenses	9,049	9,267
Operating loss	(374)	(1,480)
Financial income, net	1,026	947
Income (loss) before taxes on income	652	(533)
Taxes on income	(31)	(59)

Net income (loss)	$621	$(592)

Basic and diluted net income (loss) per ordinary share	$0.04	$(0.04)
Weighted average number of ordinary shares used in computing basic net loss per ordinary share	14,891,425	14,321,861
Weighted average number of ordinary shares used in computing diluted net loss per ordinary share	15,569,410	14,321,861

RADCOM LTD.

Reconciliation of GAAP to Non-GAAP Financial Information

Unaudited

(thousands of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2023	2022
GAAP gross profit	$8,675	$7,787
Stock-based compensation	89	92
Non-GAAP gross profit	$8,764	$7,879
GAAP research and development, net	$4,507	$5,341
Stock-based compensation	545	611 602
Non-GAAP research and development, net	$3,962	$4,730
GAAP sales and marketing	$3,313	$2,905
Stock-based compensation	308	307 361
Non-GAAP sales and marketing	$3,005	$2,598
GAAP general and administrative	$1,229	$1,021
Stock-based compensation	265	196 283
Non-GAAP general and administrative	$964	$825
GAAP total operating expenses	$9,049	$9,267
Stock-based compensation	1,118	1,114 1,246
Non-GAAP total operating expenses	$7,931	$8,153
GAAP operating loss	$(374)	$(1,480)
Stock-based compensation	1,207	1,206
Non-GAAP operating income (loss)	$833	$(274)
GAAP income (loss) before taxes on income	$652	$(533)
Stock-based compensation	1,207	1,206
Non-GAAP income before taxes on income	$1,859	$673
GAAP net income (loss)	$621	$(592)
Stock-based compensation	1,207	1,206
Non-GAAP net income	$1,828	$614
GAAP net income (loss) per diluted share	$0.04	$(0.04)
Stock-based compensation	0.08	0.08
Non-GAAP net income per diluted share	$0.12	$0.04
Weighted average number of shares used to compute diluted net income (loss) per share	15,569,410	14,775,554

RADCOM Ltd.

Consolidated Balance Sheets

(thousands of U.S. dollars)

	As of	As of
	March 31, 2023	December 31, 2022
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	$9,727	$9,527
Short-term bank deposits	68,155	64,130
Trade receivables, net	11,953	11,074
Inventories	407	795
Other accounts receivable and prepaid expenses	2,068	1,928
Total Current Assets	92,310	87,454

Non-Current Assets
Long-term bank deposits	-	4,002
Severance pay fund	3,315	3,524
Other long-term receivables	2,131	2,557
Property and equipment, net	945	1,010
Operating lease right-of-use assets	2,144	2,457
Total Non-Current Assets	8,535	13,550

Total Assets	$100,845	$101,004

Liabilities and Shareholders’ Equity

Current Liabilities
Trade payables	$1,865	$2,708
Deferred revenues and advances from customers	6,884	7,037
Employee and payroll accruals	4,519	5,198
Operating lease liabilities	968	1,024
Other liabilities and accrued expenses	7,167	6,829
Total Current Liabilities	21,403	22,796

Non-Current Liabilities
Accrued severance pay	3,750	3,973
Operating lease liabilities	1,131	1,452
Total Non-Current Liabilities	4,881	5,425

Total Liabilities	$26,284	$28,221

Shareholders’ Equity
Share capital	$720	$706
Additional paid-in capital	149,803	148,610
Accumulated other comprehensive loss	(2,958)	(2,908)
Accumulated deficit	(73,004)	(73,625)

Total Shareholders’ Equity	74,561	72,783
Total Liabilities and Shareholders’ Equity	$100,845	$101,004